MONARCH PLAZA SUITE 1600 3414 PEACHTREE ROAD N.E. ATLANTA, GEORGIA 30326 PHONE: 404.577.6000 FAX: 404.221.6501
www.bakerdonelson.com

MICHAEL K. RAFTER

Direct Dial: 404.443.6702

Direct Fax: 404.238.9626

E-Mail Address: mrafter@bakerdonelson.com

April 15, 2010

VIA EDGAR

Ms. Sonia G. Barros, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561

Washington, DC 20549

Re:	Strategic Storage Trust, Inc.

Post-Effective Amendment No. 7 to Form S-11

Filed April 7, 2010

File No.: 333-146959

Dear Ms. Barros:

This letter sets forth the responses of Strategic Storage Trust, Inc. (the “Company”) to your telephonic comments to the above referenced filing. We have reproduced your comments herein and included the Company’s response following each.

1. Please update the prospectus supplement to discuss the Company’s experience with redemptions during the years ended December 31, 2009 and 2008, including disclosure of the amount of redemption requests received, the amount of redemption requests fulfilled, the amount of redemption requests that went unfulfilled, the source of cash used to fund the redemption requests and the average price of shares redeemed.

RESPONSE: In response to this comment, the Company will revise and file Supplement No. 4 pursuant to Rule 424(b)(3) to include the following disclosure:

Status of Share Redemption Program

During the year ended December 31, 2009, we redeemed 11,916 shares of common stock for approximately $114,300 ($9.59 per share). We redeemed no shares of common stock in the year ended December 31, 2008. We have honored all redemption requests that complied with the applicable requirements of our share redemption program set forth in our prospectus. We have funded all redemptions using proceeds from the sale of shares pursuant to our distribution reinvestment plan.

Ms. Sonia G. Barros, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

2. Please update the prospectus supplement to disclose more detailed information related to the Company’s distributions for each of the fiscal quarters in the year ended December 31, 2009.

RESPONSE: While we do not believe that distributions less cash flow from operations results in offering proceeds required to fund such distributions, as we believe there are many other factors that enter into the equation, we will revise our distribution disclosures in accordance with the Staff’s request. Accordingly, in response to this comment, the Company will revise and file Supplement No. 4 pursuant to Rule 424(b)(3) to include the following disclosures related to its distributions for each of the fiscal quarters in the Company’s year ended December 31, 2009:

The following data supplements, and should be read in conjunction with the “Description of Shares – Distribution Policy” section on page 140 of our prospectus:

	Three Months Ended
	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009
Distributions paid in cash	$1,479,785	$560,745	$369,308	$223,731
Distributions reinvested	929,160	445,046	269,636	155,943

Total distributions	$2,408,945	$1,005,791	$638,944	$379,674

Source of distributions
Cash flows used in operations	$(786,675)	$(772,937)	$(796,952)	$(239,327)
Proceeds from issuance of common stock	3,195,620	1,778,728	1,435,896	619,001

Total sources	$2,408,945	$1,005,791	$638,944	$379,674

Cash flows used in operations for the three months ended December 31, 2009, September 30, 2009, June 30, 2009 and March 31, 2009 include approximately $610,000, $1,175,000, $1,037,000 and $508,000, respectively, of real estate acquisition related expenses expensed in accordance with GAAP. We consider the real estate acquisition related expenses to have been funded by proceeds from our ongoing public offering of shares of our common stock because the expenses were incurred to acquire our real estate investments.

If you have any questions or require any additional information or documents, please contact the undersigned (404/443-6702; mrafter@bakerdonelson.com) or Howard S. Hirsch (404/443-6703; hhirsch@bakerdonelson.com).

Very truly yours,

BAKER, DONELSON, BEARMAN, CALDWELL & BERKOWITZ, P.C.

/s/ Michael K. Rafter